2425 Olympic Boulevard, Suite 6000 West, Santa Monica, California 90404
Entravision Communications Corporation




06034386



the Entravision annual report.

Officers

Walter F. Ulloa
Chairman and Chief
Executive Officer

Philip C. Wilkinson
President and Chief
Operating Officer

John F. DeLorenzo
Executive Vice President and
Chief Financial Officer

Jeffery A. Liberman
President, Radio Division

Christopher T. Young
President, Outdoor Division

Larry Safir
Executive Vice President

Directors

Walter F. Ulloa
Chairman and Chief
Executive Officer

Philip C. Wilkinson
President and Chief
Operating Officer

Paul A. Zevnik
Partner, Morgan, Lewis &
Bockius LLP

Darryl B. Thompson
Partner, TSG Capital Group,
L.L.C.

Michael S. Rosen
Co-Chairman and Chief
Executive Officer, Context
Capital Management, LLC

Esteban E. Torres
U.S. Representative (Ret.)

Jesse Casso, Jr.
Managing Member
Casmar Capital Partners, LLC

Corporate Information

Press Release Information
Press release and other information are available on the internet at Entravision's website at www.entravision.com.

The company's press releases are also available through the corporate offices at (310) 447-3870.

Additional Information
The company files periodic reports with the Securities and Exchange Commission that contain additional information about the company.

Annual Report on Form 10-K
Entravision's audited consolidated financial statements and notes thereto, and other information required to be furnished to stockholders are included in Entravision's Annual Report on Form 10-K which is being provided to stockholders with this Annual Report.

Forward-Looking Statements
In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Entravision notes that certain statements contained in this Annual Report are forward-looking in nature. Although Entravision believes that its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from expectations. Entravision does not intend to update these forward-looking statements.

Common Stock
Stock Symbol: EVC
Listed: New York Stock Exchange

Stock Transfer Agent
Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, New Jersey 07606
(800) 356-2017
TDD for Hearing Impaired: (800) 231-5469
Foreign Stockholders: (201) 329-8660
TDD Foreign Stockholders: (201) 329-8354
Website address: www.melloninvestor.com

Certifications
Walter F. Ulloa and John F. DeLorenzo have provided certifications to the Securities and Exchange Commission as required by Section 302 of the Sarbanes-Oxley Act of 2002.
These certifications are included as Exhibits 31.1 and 31.2, respectively, of the company's Annual Report on Form 10-K for the year ended December 31, 2005.
As required by The New York Stock Exchange (NYSE), on June 24, 2005 Walter F. Ulloa submitted his annual certification to the NYSE that stated he was not aware of any violation by the company of the NYSE corporate governance listing standards.

Annual Meeting of Stockholders
Thursday, May 25, 2006 at 10:00 a.m.
The Fairmont Miramar Hotel
101 Wilshire Boulevard
Santa Monica, California 90401
(310) 576-7777

Independent Accountants
McGladrey & Pullen, LLP
251 South Lake Avenue, Suite 300
Pasadena, California 91101
(626) 795-7950

Radio Station Portfolio

Market	Hispanic Market Rank	Call Letters	Format
Los Angeles-San Diego-Ventura, California	1	KLYY-FM 97.5 MHz	Cumbia
		KDLD-FM 103.1 MHz	Alternative Rock (English)[1]
		KDLE-FM 103.1 MHz	Alternative Rock (English)[1]
		KSSC-FM 107.1 MHz	Super Estrella[1]
		KSSD-FM 107.1 MHz	Super Estrella[1]
		KSSE-FM 107.1 MHz	Super Estrella[1]
Miami-Ft. Lauderdale-Hollywood, Florida	3	WLQY-AM 1320 kHz	Time Brokered[2]
Houston-Galveston, Texas	4	KGOL-AM 1180 kHz	Time Brokered[2]
Dallas-Ft. Worth, Texas	6	KTCY-FM 101.7 MHz	Super Estrella
		KZMP-FM 104.9 MHz	Radio Tricolor
		KZZA-FM 106.7 MHz	Rythmic/Contemporary Hits (English)
		KZMP-AM 1540 kHz	Time Brokered[2]
Phoenix, Arizona	9	KLNZ-FM 103.5 MHz	Radio Tricolor
		KDVA-FM 106.9 MHz	Super Estrella[1]
		KVVA-FM 107.1 MHz	Super Estrella[1]
		KMIA-AM 710 kHz	ESPN (Spanish)
Harlingen-Weslaco-McAllen, Texas	10	KFRQ-FM 94.5 MHz	Classic Rock (English)
		KKPS-FM 99.5 MHz	Tejano
		KNVO-FM 101.1 MHz	Latin Adult Contemporary
		KVLY-FM 107.9 MHz	Adult Contemporary (English)
Sacramento, California	11	KRCX-FM 99.9 MHz	José
		KCCL-FM 101.9 MHz	Oldies (English)
		KBMB-FM 103.5 MHz	Hip Hop (English)
		KXSE-FM 104.3 MHz	Super Estrella
Albuquerque-Santa Fe, New Mexico	12	KRZY-FM 105.9 MHz	Super Estrella
		KRZY-AM 1450 kHz	José
Stockton, California		KMIX-FM 100.9 MHz	Radio Tricolor
		KCVR-AM 1570 kHz	José[1]
Modesto, California		KTSE-FM 97.1 MHz	Super Estrella
		KCVR-FM 98.9 MHz	José[1]
El Paso, Texas	15	KOFX-FM 92.3 MHz	Oldies (English)
		KINT-FM 93.9 MHz	José
		KYSE-FM 94.7 MHz	Super Estrella
		KSVE-AM 1150 kHz	ESPN (Spanish)
		KHRO-AM 1650 kHz	Talk (English)
Denver-Boulder, Colorado	16	KJMN-FM 92.1 MHz	Super Estrella
		KXPK-FM 96.5 MHz	Radio Tricolor
		KMXA-AM 1090 kHz	José
Aspen, Colorado		KPVW-FM 107.1 MHz	Radio Tricolor
Las Vegas, Nevada	22	KRRN-FM 92.7 MHz	Super Estrella
		KQRT-FM 105.3 MHz	Radio Tricolor
Tucson, Arizona	25	KZLZ-FM 105.3 MHz	Radio Tricolor
Monterey-Salinas-Santa Cruz, California	33	KLOK-FM 99.5 MHz	Radio Tricolor
		KSES-FM 107.1 MHz	Super Estrella[1]
		KMBX-AM 700 kHz	José
Yuma, Arizona-El Centro, California	35	KSEH-FM 94.5 MHz	Super Estrella
		KMXX-FM 99.3 MHz	Radio Tricolor
		KWST-AM 1430 kHz	Country (English)
Palm Springs, California	39	KLOB-FM 94.7 MHz	Super Estrella
Lubbock, Texas	44	KAIQ-FM 95.5 MHz	Super Estrella
		KBZO-AM 1460 kHz	Radio Tricolor
Reno, Nevada	54	KRNV-FM 102.1 MHz	Radio Tricolor

Market rank source: Nielsen Media Research 2005 universe estimates.
[1] Simulcast station.
[2] Operated pursuant to a time brokerage arrangement under which we grant to third parties the right to program the station.

Television Station Portfolio

Market	Hispanic Market Rank	Call Letters, Channel[1]	Programming
Harlingen-Weslaco-Brownsville-McAllen, Texas	10	KNVO-TV, Channel 48	Univision
		KVTF-CA, Channel 20[2]	TeleFutura
		KTIZ-LP, Channel 52	TeleFutura
		KSFF-LP, Channel 67	TeleFutura
		KFTN-CA, Channel 30	TeleFutura
		KTFV-CA, Channel 32	TeleFutura
Albuquerque-Santa Fe, New Mexico	12	KLUZ-TV, Channel 41	Univision
		KTFQ-TV, Channel 14[3]	TeleFutura
		KTFA-LP, Channel 48	Home Shopping Network
San Diego, California	13	KBNT-CA, Channel 17[2]	Univision
		KHAX-LP, Channel 49	Univision
		KDTF-LP, Channel 36	TeleFutura
		KTCD-LP, Channel 46	Univision
El Paso, Texas	15	KINT-TV, Channel 26	Univision
		KTFN-TV, Channel 65	TeleFutura
Denver-Boulder, Colorado	16	KCEC-TV, Channel 50	Univision
		K43FN, Channel 43	Univision
		KTFD-TV, Channel 14[3]	TeleFutura
		KDVT-LP, Channel 36	America's Collectibles Network
Orlando-Daytona Beach-Melbourne, Florida	17	WVEN-TV, Channel 26	Univision
		WVCI-LP, Channel 16	America's Collectibles Network
		W46DB, Channel 46	Univision
		WOTF-TV, Channel 43[3]	TeleFutura
Tampa-St. Petersburg (Sarasota), Florida	19	WVEA-TV, Channel 62	Univision
		WFTT-TV, Channel 50[3]	TeleFutura
		WVEA-LP, Channel 46	Home Shopping Network
Washington, D.C.	20	WMDO-CA, Channel 47[2]	TeleFutura
		WFDC-TV, Channel 14[3]	Univision
		WJAL-TV, Channel 68	English-Language
Las Vegas, Nevada	22	KINC-TV, Channel 15	Univision
		KNTL-LP, Channel 47	Univision
		KWWB-LP, Channel 45	Univision
		KELV-LP, Channel 27	TeleFutura
Boston, Massachusetts	23	WUNI-TV, Channel 27	Univision
		WUTF-TV, Channel 66[3]	TeleFutura
Corpus Christi, Texas	26	KORO-TV, Channel 28	Univision
		KCRP-CA, Channel 41[2]	TeleFutura
Hartford-New Haven, Connecticut	29	WUVN-TV, Channel 18	Univision
		WUTH-CA, Channel 47[2]	TeleFutura
Monterey-Salinas-Santa Cruz, California	33	KSMS-TV, Channel 67	Univision
		KDJT-CA, Channel 33[2]	TeleFutura
Laredo, Texas	34	KLDO-TV, Channel 27	Univision
		KETF-CA, Channel 25[2]	TeleFutura
Yuma, Arizona-El Centro, California	35	KVYE-TV, Channel 7	Univision
		KAJB-TV, Channel 54[3]	TeleFutura
Colorado Springs-Pueblo, Colorado	37	KGHB-CA, Channel 27[2]	Univision
Odessa-Midland, Texas	38	KUPB-TV, Channel 18	Univision
Palm Springs, California	39	KVER-CA, Channel 4[2]	Univision
		KVES-LP, Channel 28	Univision
		KEVC-CA, Channel 5[2]	TeleFutura
Santa Barbara-Santa Maria-San Luis Obispo, California	43	KPMR-TV, Channel 38	Univision
		K10OG, Channel 10	TeleFutura
		K17GD, Channel 17	TeleFutura
		K28FK, Channel 28	TeleFutura
		K35ER, Channel 35	TeleFutura
		KTSB-LP, Channel 43	TeleFutura
Lubbock, Texas	44	KBZO-LP, Channel 51	Univision
Reno, Nevada	54	KNVV-LP, Channel 41	Univision
		KNCV-LP, Channel 48	Univision
Springfield-Holyoke, Massachusetts	58	WHTX-LP, Channel 43	Univision
San Angelo, Texas	77	KEUS-LP, Channel 31	Univision
		KANG-CA, Channel 41[2]	TeleFutura
Tecate, Baja California, Mexico (San Diego)	—	XUPN-TV, Channel 49[4]	UPN
Tijuana, Mexico (San Diego)	—	XHAS-TV, Channel 33[4]	Telemundo
		XETV-TV, Channel 6[3]	Fox
Matamoros, Tamaulipas, Mexico (Harlingen-Weslaco-Brownsville-McAllen, Texas)	—	XHRIO-TV, Channel 2[4]	Fox

Source: Nielsen Media Research 2006 universe estimates.

[1] With the exception of KUPB-TV, Odessa-Midland, Texas, the FCC has granted to each of our owned full-service analog television stations a paired channel to deliver our programming on a digital basis. These paired channel authorizations will remain in place until such time as we are required to operate solely on a digital basis. We are currently broadcasting on all of the paired digital stations pursuant to FCC authorizations that allow us to do so using facilities at lower power levels than our FCC permits otherwise call for. No later than July 1, 2006, we are required to operate all of our digital stations at the power levels provided for in their permits. Pursuant to a recently enacted statute, we will be required to return our analog authorizations and discontinue analog broadcasting on or before Februay 17, 2009.

[2] "CA" in call letters indicates station is under Class A television service.

[3] We run the sales and marketing operations of this station under a marketing and sales arrangement.

[4] We hold a minority, limited voting interest (neutral investment) in the entity that directly or indirectly holds the broadcast license for this station. We provide the programming and related services available on this station under a time brokerage arrangement. The station retains control of the contents and other broadcast issues.

the Financial Highlights

In thousands, except share and per share data	2005	2004	2005 vs 2004 %Change	2003
Net revenues	$ 280,964	$ 259,053	8	$ 237,956
Operating expenses	171,811	162,344	6	157,052
Broadcast cash flow	109,153	96,709	13	80,904
EBITDA as adjusted	92,408	79,930	16	66,606
Net income (loss)	(9,657)	6,164	—	2,267
Net loss per share from continuing operations applicable to common stockholders	$ (0.08)	$ (0.10)	(20)	$ (0.16)
Net income per share from discontinued operations	$ —	$ 0.00	—	$ 0.08
Net loss per share, basic and diluted	$ (0.08)	$ (0.09)	11	$ (0.08)
Weighted average common shares outstanding, basic and diluted	124,293,792	105,758,136	—	112,611,511

○ Television

● Radio

○ Outdoor

our Geographic Distribution



With respect to radio, we plan to explore opportunities to divest radio stations in markets where we do not have television opportunities or where we believe growth is slowing, and we will add radio stations in markets that fit our strategic media cluster goals.

Prospects for 2006

The year is off to a good start and we believe our prospects for 2006 are promising. Our television revenue will benefit from the FIFA World Cup and from state and congressional political elections. With regard to World Cup revenue, we already have booked close to $6 million worth of advertising and expect additional bookings before the first match begins on June 9, 2006. By comparison, our total World Cup revenue in 2002 was approximately $2 million.

We expect a marked increase in television political advertising as well, compared to the off-election year of 2005 that produced less than $500,000 of political revenue. The last midterm election year of 2002 produced approximately $4.6 million of political advertising. This year several states that are important markets for us have gubernatorial races, including California, Nevada, Arizona, Colorado, Texas and Florida, and all of these states with the exception of Colorado have U.S. Senate contests as well.

In summary, we expect continued growth in each of our principal divisions – television, radio and outdoor – and continued expansion in our television and radio ratings, advertising rates and national and local advertiser base.

When the 300 millionth American is born in Los Angeles later this year, he will be able to listen, when he is ready, to three different Entravision radio formats in his birth city, the largest Hispanic market in the United States.

Interestingly, the 100 millionth American was supposedly a white male born in 1910 in New York City or to a rural family in upstate New York or Pennsylvania, while the 200 millionth American presumably was a white male born in the late 60s to a middle-class suburbanite in Los Angeles or New York City. As Bob Dylan might sing, *los tiempos están cambiando.*

We thank our stockholders for their continued support and our employees for their outstanding achievement once again.



Walter F. Ulloa
Chairman and Chief Executive Officer



Philip C. Wilkinson
President and Chief Operating Officer

April 14, 2006

fixed rate obligation at a rate of 5.96% for a five-year period. At the same time, the company successfully completed a tender offer for 100% of its $225 million of senior subordinated notes.

In arranging the new financing, we benefited from a credit agency upgrade, which helped us to lower our overall cost of borrowing. Moody's Investors Service assigned a Ba3 rating to the company's new credit facility, an upgrade to our previous rating of B1, while Standard and Poor's issued a B+ rating. In addition, Moody's upgraded the company's corporate family rating to Ba3 from B1.

Acquisition and Growth Strategy

We will continue our primary thrust of building significant television and radio clusters in fast-growing and high-density Hispanic markets across the United States. To execute this strategy, we will seek to expand our television presence, beginning with adding TeleFutura Network affiliates in all markets where we have Univision Network affiliates. In 2005, we added three TeleFutura affiliates, giving us a TeleFutura presence in 18 of our 23 television markets. We hope to add additional TeleFutura stations to our existing television markets in 2006.We also will be looking for opportunities to expand our Univision and TeleFutura footprint in U.S. Hispanic markets ranked 10-50 and also in markets beyond 50.

In conjunction with our Mexican partners, we launched an English-language Fox television affiliate in the fourth quarter of 2005 serving McAllen, Texas, a market where we have Univision and TeleFutura television stations and four radio stations. McAllen's population is approximately 86% Hispanic.

The number of U.S. Hispanics age 25 and older with a bachelor's degree or higher has more than doubled from 1994.

Our radio revenue increased by 10% in 2005 to $100.6 million. This is a testament to the strength of Spanish-language broadcasting and the successful programming and marketing of our radio division. Here too, a strong emphasis on building local advertising revenue contributed to the results for the year. Our performance contrasts with the radio industry as a whole, which was flat in 2005, according to the Radio Advertising Bureau.

Net local radio revenue grew by 12% for the year, while net national advanced by 4%. We added a significant number of new local advertisers during the year in our top two radio categories, auto dealers and grocery stores, and also brought on board major national brands new to Entravision radio, including American Express and Citibank.

Our outdoor division continued to perform well, reflecting the management changes we made in the beginning of 2004. The outdoor division generated a revenue increase of 10% for the year and produced operating cash flow of $5.2 million.

Balance Sheet Strengthening

In September 2005 we executed several financial actions that will greatly benefit the company in future years. In essence, we have significantly lowered our overall cost of borrowing to a fixed rate of 5.96% and increased our capacity to repurchase outstanding shares of our capital stock, should we elect to do so. In addition, we have secured additional financial flexibility to act on our strategic growth initiatives by eliminating restrictions associated with our former senior subordinated notes. The details of these transactions are as follows. On September 29, 2005, Entravision replaced its existing $400 million senior secured bank credit facility with a new $650 million senior secured bank credit facility.

The new credit facility consists of a 71/2-year, $500 million term loan and a 61/2-year, $150 million revolving credit facility. Due to strong market demand, the $500 million term loan was attractively priced at Libor, plus 150 basis points. Entravision then successfully executed an amortizing rate swap, converting the $500 million floating rate term loan into a .....

before. Again, we have maintained our record of increasing our earnings every year since becoming a public company in 2000. Each of our divisions performed well last year.

Overall television revenue grew by 8% to $146.2 million in 2005, fueled by a strong growth in local advertising throughout the year and a resurgence of national advertising in the last quarter of 2005. We thus considerably outperformed the television industry as a whole, whose revenue was down 5.7%, according to the Television Advertising Bureau.

In 2004, we forecast an impending softening in national advertising for the entire industry and instituted an aggressive program of sales training, market research and incentives to build local advertising accounts. This paid off handsomely in 2005. Our local television revenue grew by 12% in 2005, while national revenue grew only slightly.

Nonetheless, both local and national television results represent a significant accomplishment, in that our television division replaced more than $5 million of political advertising in the presidential election year of 2004 with new commercial advertising in 2005.

We added more than 350 new advertisers in 2005 that each spent at least $25,000 during the year. First-time advertisers on Entravision television stations during the year included such major brands as Citibank, Mazda, PNC Bank, Sprint and Colgate. Our largest advertiser category, automotive, remained our fastest-growing category, indicating further large upside potential. Telecommunications, our fifth most important category, logged a 22.4% increase in revenue, as major consolidations in the industry were completed and the new giants began competing aggressively for consumer dollars.

In addition, the Entravision television station group made significant progress in 2005 with its cable partners to increase the reach of its TeleFutura broadcasts by securing agreements with Time Warner Cable, Cox Communications and Comcast Cable. TeleFutura stations were added to their respective cable systems in Palm Springs, San Diego, Monterey, Harlingen, Laredo, Corpus Christi and Santa Barbara.

The median age of U.S. Hispanics is eleven years younger than for U.S. non-Hispanics.

By 2025, the number of U.S. Hispanics "who speak Spanish at home" is projected to rise by 63% from its present level of 30 million and will represent one of the largest Spanish-speaking populations in the world. Nielsen Media Research reports that the number of Spanish-dominant television households, for example, is growing more than three times faster than English-dominant television homes. Hispanic Business, Inc. estimates that advertising to U.S. Hispanics will have grown at a compound annual rate of 10% per year in the decade from 1997 to 2007.

We continue to raise our television and radio advertising rates to reflect our increased ratings; however, it takes about six months to accomplish this parity, during which time ratings continue to increase, thus maintaining a revenue gap. Closing this gap offers considerable revenue potential to Entravision.

Industry-Leading Performance

We have asserted in past annual reports and again this year that "demographics is our destiny." We have discussed the tremendous growth and projected growth of U.S. Hispanic population and purchasing power. Now, we want to review how these larger forces have translated into industry-leading operating results for Entravision.

First, Entravision has grown in concert with the U.S. Hispanic market, outperforming English-language television and radio media by a large measure in 2003, 2004 and again in 2005.

In 2005, we produced an 8% gain in total revenue and a 16% gain in EBITDA as adjusted, double-digit earnings growth in a year in which the overall television and radio media industries struggled.

Our revenue reached $280.9 million in 2005, up from $259.1 million in 2004. EBITDA as adjusted grew to $92.4 million in 2005 from $79.9 million the year .....

Thirty-five of our radio stations broadcast in the top 15 U.S. Hispanic markets. Our radio division year-over-year consistently captures a growing share of the audience of our targeted demographic of Adults age 18-34, the key demographic for many advertisers. Furthermore, our operations are highly cost-efficient because of our clustering strategy, our centralized operations and our satellite-fed programming.

Capture of English-Language Media Dollars

Our television and radio properties continue to generate higher revenue growth rates than the English-language media industries, indicating that Spanish-language media is taking revenue away from English-language broadcast properties. This is reinforced by our television and radio performance in local markets, where our local media frequently show significantly higher rates of revenue growth than that of their overall markets. Another indication of the attractiveness of Spanish-language media is the number of conversions of stations from English-language to Spanish-language by other media companies, particularly in radio.

We believe these growth trends will continue in U.S. Spanish-language media. Unlike other waves of immigrants in the nation's history, U.S. Hispanic immigrants tend to acculturate rather than assimilate. While they adopt elements of U.S. culture, they (and their descendants) also retain essential elements of their cultural heritage, one of the most important of which is the Spanish language. Bilingual U.S. Hispanics, for example, indicate a preference to speak Spanish in their homes, a trait that is of key importance for U.S. advertisers in choosing their media buys.

Consumer spending by U.S. Hispanics will more than quadruple in the next 2 decades.

The Substantial, Growing U.S. Hispanic Purchasing Power

Of equal importance to our advertisers, U.S. Hispanic purchasing power is soaring along with population. The economic influence of U.S. Hispanics is projected to more than double from 2000 to 2010, with purchasing power growing from $472 billion to approximately $1 trillion. From 2010 to 2025, U.S. Hispanic purchasing power is projected to grow another 195% to more than $3 trillion. In 2010, less than four years from now, it is expected that U.S. Hispanics will account for 10.1% of all U.S. buying power, up from 7.4% in 2000. These data send a powerful message to U.S. advertisers.

Our Media Market Positioning and Strong Ratings

In searching for ways to reach the substantial U.S. Hispanic audience, an increasing number of local and national advertisers are turning to Entravision media because of the compelling market position that we have built in fast-growing and high-density U.S. Hispanic markets.

Our media properties are clustered in 12 of the 15 highest-density U.S. Hispanic markets, including the top five, four of which are located along the United States/Mexico border. We are one of the largest owners of media assets in the six most important port-of-entry U.S. cities along the border. In total, our media reach an estimated 70% of the 43 million Americans of Hispanic origin.

We brand our Univision-affiliated television stations with strong local news departments, which represent our only significant television programming cost. The goal of our stations is to be the voice of the local U.S. Hispanic communities and to provide public service announcements and comprehensive local news. Our early news draws excellent ratings; for example, our early local news ranks #1 or #2 in 10 of our news markets among Adults age 18-34, regardless of language.

With respect to radio, our 52 radio stations are clustered in 20 markets, positioning Entravision as one of the largest Spanish-language radio companies in the United States. We own radio stations in 10 markets where we also own and/or operate television properties, giving us important media clusters in these markets. In addition, our radio stations are concentrated primarily in the southwestern part of the United States, where more than 25 million U.S. Hispanics reside and where fast growth is projected for the foreseeable future.

We sold our two non-strategic radio stations serving the San Francisco/San Jose, California market to Univision for $90 million, receiving as payment 12.6 million Entravision shares owned by Univision, upon the January 1, 2006 closing. In March 2006, we used our new financial flexibility to repurchase an additional seven million shares of our capital stock from Univision for $51.1 million, or $7.30 per share. These two actions reduced Univision's ownership stake in Entravision to less than 15%. We expect to exploit the four growth trends listed above by expanding our acquisition activities in 2006 and deploying resources to increase our already substantial strengths in fast-growing U.S. Hispanic markets. At the same time, we will continue to explore the divesture of non-strategic assets, as discussed below in the "Strategy" section of this Letter. Here are the reasons for our positive view of Entravision's future, based on the trends discussed above.

The Youthful and Growing U.S. Hispanic Population

The U.S. Hispanic population is younger than the U.S. non-Hispanic population, which bodes well for future growth of the U.S. Hispanic population and for our media properties. In early 2006, 31% of the U.S. Hispanic population was under age 18, compared to 22% of the U.S. non-Hispanic population.

In the last five years, the U.S. Hispanic population has grown approximately seven times faster than the U.S. non-Hispanic population. In this same period, U.S. Hispanics alone have accounted for one-half of total U.S. population growth. Since 2000, one of every two people added to the total U.S. population is of Hispanic heritage. In California, the nation's most populous state, the fourth most popular name for newborn boys in 2004 was José; in Texas, it was the first most popular name.

Between 2000 and 2025, the U.S. Hispanic population is expected to have increased by 102%, compared to 14% for the U.S. non-Hispanic population. By 2025, nearly one person out of every five living in the United States is expected to be of Hispanic origin.

The number of U.S. Hispanic-owned businesses is expected to grow 55% by 2010.

Letter *to* Stockholders

Demographics Is Our Destiny

Sometime late in 2006, the 300 millionth American will be born, marking a major population milestone for the nation. Dr. William Frey, a demographer with the University of Michigan Population Studies Center, was quoted recently in the New York Times as saying, "The 300 millionth will be a Mexican Latino in Los Angeles County, with parents who speak Spanish at home and with siblings who are bilingual."

Dr. Frey's speculation should be good news to Entravision stockholders because it highlights the demographic trends that are driving our success as a Spanish-language media company, namely the continually growing size and economic importance of the U.S. Hispanic population.

Capitalizing On Four Major Trends

Four powerful ongoing trends continue to shape the success of our company: (1) the rapid growth of the U.S. Hispanic population; (2) the rapid growth of U.S. Hispanic purchasing power; (3) the increase in Spanish-language media ratings, partly at the expense of English-language ratings; and (4) the steady draw of advertising dollars to Spanish-language media from English-language media.

To capitalize on these trends, we added three TeleFutura television broadcast properties in 2005, giving us television duopolies in 18 of our 23 Univision television markets and television and radio clusters in 10 of our markets. In addition, we strengthened our balance sheet in 2005 through a major refinancing of our debt and the sale of certain non-strategic radio assets. These actions gave us greater flexibility to make future acquisitions and launch stations in new and existing markets, as well as the financial capacity to repurchase outstanding shares of our capital stock.



Advertisers can hardly afford to miss a U.S. Hispanic market that in 2010 is expected to account for approximately $1 trillion of purchasing power.



Coupled with a rapidly-growing population, the increasing affluence of U.S. Hispanics is reshaping the U.S. retail landscape. By 2010, the average U.S. Hispanic household income is expected to increase 43% over 2000.



32
Years old
Purchased a new
car - commutes
45 minutes to
work
Professional
Cristina
Watches 18 hours of television a week
Important issues - Environment, Bilingual education, the economy
Listens to Super Estrella and Radio Tricolor
Single
Politically
active
Enjoys cooking


Alejandro
Musician Important issues - using his
multi-ethnic heritage
for creating music.
26 Years old
Listens to both
Spanish- & English-language
radio.


48

Years old

Enjoys a good sense of

humor

Raymond

Third generation business owner

Watches 23 hours of television a week.

Important issues -

Financial planning, politics, his 3 children.

Favorite sport:

baseball



21
Years old
Can't live without her
cellular phone

Lucinda
High school graduate Watches 18 hours of television a week ***Important issues*** - Attending college, friends, becoming a famous **fashion** designer

Favorite radio format:
Super Estrella



Ria

Student Watches 13 hours of television a week **Favorite pastime** - Playing with her 2 older brothers and baby sister, drawing, painting and soccer.

7 Years old

Wants to be the next female **soccer star**



Luis

High school student Watches 12 hours of television a week. Important issues - Saving to purchase his first car, friends, meeting his parents demanding standards. **Bilingual**

Listens to **Radio Tricolor**

Works part-time

at his father's business

16

Years old

Hispanics are now the largest ethnic minority in the United States. By 2010, the projected U.S. Hispanic population of 50 million is expected to rank as the largest Hispanic population in the world after Mexico.



Entravision connects the dots between U.S. Hispanics and advertisers of all sizes who want to reach this rapidly growing and influential audience of 43 million.

Entravision Communications Corporation is a diversified Spanish-language media company whose television and radio broadcast properties and outdoor advertising facings reach approximately 70% of the U.S. Hispanic population of 43 million. Entravision owns and/or operates television stations in 23 U.S. markets and is the principal affiliate of the Univision Network and the TeleFutura Network, the two national Spanish-language television networks of Univision Communications Inc. Entravision also owns and operates 52 radio stations clustered in 20 U.S. markets with large Hispanic populations, making Entravision one of the largest Spanish-language radio companies in the United States.

The company's outdoor advertising operations consist of approximately 10,600 outdoor facings in predominantly Hispanic neighborhoods of Los Angeles and New York City, the #1 and #2 Hispanic markets in the United States, and in Fresno and Sacramento, California, which are among the top 15 U.S. Hispanic markets. Entravision believes it owns all the 8-sheet facings in Los Angeles and all of the 8- and 30-sheet facings in New York.

Entravision's headquarters are located in Santa Monica, California. The company's stock is traded on The New York Stock Exchange under the symbol "EVC."

Entravision
Communications
Corporation
AR/05


Connecting the dots.